SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)
Under the Securities Exchange Act of 1934

Brookfield Residential Properties Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

11283W

(CUSIP Number)

Jeffrey A. Haar

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 11283W		SCHEDULE 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) BROOKFIELD ASSET MANAGEMENT INC. N/A

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 74,483,392 Shares of Common Stock

	8	Shared Voting Power 0

	9	Sole Dispositive Power 74,483,392 Shares of Common Stock

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,483,392 Shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 73.5% of the Outstanding Shares of Common Stock

14	Type of Reporting Person* CO

CUSIP No. 11283W		SCHEDULE 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) PARTNERS LIMITED N/A

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,483,392 Shares of Common Stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,483,392 Shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,483,392 Shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 73.5% of the Outstanding Shares of Common Stock

14	Type of Reporting Person* CO

CUSIP No. 11283W	SCHEDULE 13D

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on April 11, 2011 (the “Statement”) by Brookfield Asset Management Inc. (“Brookfield”) and Partners Limited (“Partners”) relating to the common stock, no par value (the “Common Shares”), of Brookfield Residential Properties Inc. (“Brookfield Residential”), a corporation formed under the laws of the Province of Ontario. The principal executive offices of Brookfield Residential are located at 4906 Richard Road, S.W., Calgary, Alberta, Canada TSE 6L1.

This Amendment No. 1 amends and restates, where indicated, the Statement to update and clarify the Reporting Persons’ (as defined below) and the Scheduled Persons’ (as defined below) beneficial ownership of the Common Shares. Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Statement. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 1. Security and Issuer.
The title and class of equity security to which this Amendment No. 1 relates is the Common Shares.

Item 2. Identity and Background.

(a)           This Amendment No. 1 is being filed by each of the following persons (the “Reporting Persons”):

(i)            Brookfield, a corporation formed under the laws of the Province of Ontario; and

(ii)           Partners, a corporation formed under the laws of the Province of Ontario, that, collectively with its shareholders, owns, directly or indirectly, exercises control or direction over, has contractual arrangements, such as options, to acquire or otherwise holds beneficial or economic interests in approximately 127 million Class A Limited Voting Shares, representing approximately 19% of the outstanding Class A Limited Voting Shares of Brookfield on a fully-diluted basis, and 85,120 Class B Limited Voting Shares, representing 100% of the Class B Limited Voting Shares of Brookfield.

Schedules I and II hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of each of Brookfield and Partners, respectively.

(b)           The principal business address of Brookfield and Partners is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3.

(c)           The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of Partners is that of an investment holding company.

(d)-(e)     During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Set forth on Schedules I and II hereto are the citizenships of each of the directors and executive officers of each of Brookfield and Partners, respectively.

CUSIP No. 11283W	SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration.

On June 15, 2011, Brookfield acquired 33,325,272 Common Shares, representing approximately 32.9% of the issued and outstanding Common Shares on a fully-diluted basis, from Brookfield Office Properties Inc., a corporation formed under the laws of the Province of Ontario (“Brookfield Office Properties”), at a price of US$10.00 per Common Share. The transaction was completed pursuant to the terms of a standby commitment (the “Standby Commitment”) provided by Brookfield in connection with Brookfield Office Properties’ previously announced sale of its stake in Brookfield Residential.

Following this transaction, Brookfield beneficially owned, directly or indirectly, 74,483,392 Common Shares, representing approximately 73.5% of the issued and outstanding Common Shares on a fully-diluted basis. This Amendment No. 1 is being filed as a result of the Standby Commitment.

See also Item 6.

Item 4. Purpose of Transaction.

None of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

(a)           the acquisition by any person of additional securities of Brookfield Residential, or the disposition of securities of Brookfield Residential;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Brookfield Residential or any of its subsidiaries;

(c)           a sale or transfer of a material amount of assets of Brookfield Residential or any of its subsidiaries;

(d)           any change in the present board of directors or management of Brookfield Residential, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           any material change in the present capitalization or dividend policy of Brookfield Residential;

(f)            any other material change in Brookfield Residential’s business or corporate structure;

(g)           changes in Brookfield Residential’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Brookfield Residential by any person;

(h)           causing a class of securities of Brookfield Residential to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            a class of equity securities of Brookfield Residential becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

(j)            any action similar to any of those enumerated above.

See also Item 3.

CUSIP No. 11283W	SCHEDULE 13D

Item 5.   Interest in Securities of the Issuer.

(a)-(b)               As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 74,483,392 Common Shares.  Such Common Shares constitute approximately 73.5% of the issued and outstanding Common Shares on a fully-diluted basis based on the number of Common Shares outstanding as of June 15, 2011, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.  Brookfield may be deemed to have the sole power to vote or direct the vote of the Common Shares beneficially owned by it with respect to those matters described above or to dispose of such Common Shares.  Brookfield may hold the Common Shares directly or in one or more wholly-owned subsidiaries.  Partners may be deemed to have shared power (with Brookfield) to vote or direct the vote of the Common Shares beneficially owned by it with respect to those matters described above or to dispose of such Common Shares.

(c)                                  Schedule III hereto sets forth all transactions in the Common Shares during the past 60 days by (i) the Reporting Persons and (ii) the Scheduled Persons.  All of such transactions were effected pursuant to the Rights Distribution (as defined below).

(d)                                 No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares.

(e)                                  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Brookfield entered into a Master Agreement, dated October 4, 2010, and a Standby Agreement, dated March 31, 2011, each with Brookfield Office Properties pursuant to which, among other things, Brookfield Office Properties agreed to divest all of its Common Shares to its common shareholders (other than Brookfield) under a rights distribution (the “Rights Distribution”) and Brookfield agreed to acquire its pro rata portion of Brookfield Office Properties’ Common Shares and any of Brookfield Office Properties’ Common Shares that were not otherwise subscribed for in the Rights Distribution.

See also Item 3.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1

Joint Filing Agreement, dated as of December 21, 2007, between Brookfield Asset Management Inc. and Partners Limited (incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D dated December 21, 2007 filed by Brookfield Asset Management Inc. and Partners Limited).

Exhibit 2

Agreement and Plan of Merger and Contribution, dated as of October 4, 2010, among Brookfield Asset Management Inc., Brookfield Residential Properties Inc., Brookfield Residential Acquisition Corp. and Brookfield Properties Corporation (incorporated by reference to Annex A to Proxy Statement/Prospectus dated February 21, 2011 of Brookfield Residential Properties Inc.).

Exhibit 3

Master Agreement, dated October 4, 2010, between Brookfield Asset Management Inc. and Brookfield Properties Corporation (incorporated by reference to Exhibit 99.10 to Form F-4 Registration Statement of Brookfield Residential Properties Inc. (Registration No. 333-169867)).

Exhibit 4

Standby Agreement, dated March 31, 2011, between Brookfield Asset Management Inc. and Brookfield Properties Corporation (incorporated by reference to Exhibit 99.11 to Post-Effective Amendment No. 1 on Form F-1 to

CUSIP No. 11283W	SCHEDULE 13D

F-4 Registration Statement of Brookfield Residential Properties Inc. (Registration No. 333-169867)).

CUSIP No. 11283W	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2011

BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Jeffrey A. Haar
		Name:	Jeffrey A. Haar
		Title:	Senior Vice President, Legal and Corporate Secretary

PARTNERS LIMITED

	By:	/s/ Loretta M. Corso
		Name:	Loretta M. Corso
		Title:	Secretary

CUSIP No. 11283W	SCHEDULE 13D

SCHEDULE I
Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey M. Blidner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner	Canada
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield	Canada
Marcel R. Coutu, Director	Canadian Oil Sands Limited, 2500 First Canadian Centre, 350 — 7th Ave. S.W., Calgary, Alberta T2P 3N9, Canada	President and Chief Executive Officer of Canadian Oil Sands Limited	Canada
Trevor J. Eyton, Director	c/o 130 Adelaide Street W., Suite 3303, Toronto, Ontario M5H 3P5, Canada	Corporate Director	Canada
Bruce J. Flatt, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada
James Gray, Director	c/o 335 — 8th Avenue S.W., Suite 1700, Royal Bank Building, Calgary, Alberta T2P 1C9, Canada	Corporate Director	Canada
Robert J. Harding, Director	Brookfield Asset Management Inc, 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Maureen Kempston Drakes, Director	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A1, Canada	Formerly GM Group Vice-President	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Brian D. Lawson	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer	Canada
Lance Liebman, Director	Columbia Law School, 435 West 116th Street, New York, New York 10027 — 7297, U.S.A.	William S. Beinecke Professor of Law	U.S.A.
Philip B. Lind, Director	Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Vice-Chairman of Rogers Communications Inc.	Canada
Frank K. McKenna, Director	TD Bank Financial Group, P.O. Box 1, TD Centre, 66	Deputy Chair of TD Bank Financial Group	Canada
Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada
Jack M. Mintz, Director	University of Calgary, Suite 926, Earth Sciences Building, 2500 University	Palmer Chair in Public Policy	Canada

CUSIP No. 11283W	SCHEDULE 13D

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Drive N.W., Calgary, Alberta T2N 1N4, Canada
George E. Myhal	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3 Canada	Senior Managing Partner	Canada
Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Formerly Chief Executive Officer of HSBC Bank Middle East Limited	Lebanon and U.S.A
James A. Pattison, Director	The Jim Pattison Group, 1800 — 1067 West Cordova Street, Vancouver, B.C. V6C 1C7, Canada	Chairman, President and Chief Executive Officer of The Jim Pattison Group	Canada
Samuel J. Pollock	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner	Canada
George S. Taylor, Director	c/o R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director	Canada

CUSIP No. 11283W	SCHEDULE 13D

SCHEDULE II
Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gordon E. Arnell, Director	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Chairman of Brookfield Office Properties Inc.	Canada
Jack L. Cockwell	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield	Canada
Robert J. Harding	Brookfield Asset Management Inc, 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Edward C. Kress	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Timothy E. Price	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

CUSIP No. 11283W	SCHEDULE 13D

SCHEDULE III
Transactions in the Common Shares During the Past 60 Days

Officer or Director	Common Shares Purchased and Price Per Common Share	Date of Purchase	Aggregate Ownership of Common Shares
Jack L. Cockwell	82,828 for US$10.00 per Common Share	June 15, 2011	82,828

Bruce J. Flatt	7,500 for US$10.00 per Common Share	June 15, 2011	35,060

David W. Kerr	1,843 for US$10.00 per Common Share	June 15, 2011	1,843

Lance Liebman	46 for US$10.00 per Common Share	June 15, 2011	46